UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File No.: 001-36675

Stellantis N.V.

(Translation of registrant’s name into English)

Taurusavenue 1

2132LS, Hoofddorp

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-297933 AND 333-297933-01). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated September 10, 2026, among Stellantis Finance US Inc., Stellantis N.V., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Intesa Sanpaolo IMI Securities Corp., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, and SMBC Nikko Securities America, Inc..

4.1	Indenture, dated September 16, 2026, among Stellantis Finance US Inc., Stellantis N.V., and The Bank of New York Mellon, as trustee.

4.2	Officer’s Certificate of Stellantis Finance US Inc., pursuant to Section 3.01 of the Indenture dated September 16, 2026, setting forth the terms of the (i) 6.750% Fixed Rate Notes due 2031, and (ii) 7.400% Fixed Rate Notes due 2036.

4.3	Form of Global Security and Guarantee representing the 6.750% Fixed Rate Notes due 2031 (included as part of Exhibit 4.2).

4.4	Form of Global Security and Guarantee representing the 7.400% Fixed Rate Notes due 2036 (included as part of Exhibit 4.2).

5.1	Opinion of De Brauw Blackstone Westbroek N.V., Dutch legal advisors to Stellantis N.V., as to certain matters of Dutch law.

5.2	Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to Stellantis Finance US Inc. and Stellantis N.V., as to certain matters of New York law.

23.1	Consent of De Brauw Blackstone Westbroek N.V. (included as part of Exhibit 5.1).

23.2	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellantis N.V.
(Registrant)

Dated: September 16, 2026	By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: General Counsel